UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

GUARDANT HEALTH, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

40131M109

(CUSIP Number)

SB Investment Advisers (UK) Limited

69 Grosvenor St

Mayfair, London W1K 3JW

Attn: Brian Wheeler

with copies to:

Vanina Guerrero

Louis Lehot

Brad Rock

DLA Piper LLP (US)

2000 University Avenue

East Palo Alto, CA 94303

Fax: (650) 687-1223

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

March 12, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

CUSIP NO. 40131M109

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 40131M109

1.		names of reporting persons i.r.s. identification nos. of above persons (entities only) SOFTBANK VISION FUND (AIV M1) L.P.
2.	check the appropriate box if a member of a group	(a) ☐ (b) ☐
3.		sec use only
4.		source of funds WC
5.		check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6.		citizenship or place of organization DELAWARE
NUMBER OF	7.	sole voting power 0
SHARES BENEFICIALLY OWNED BY	8.	shared voting power 27,850,460 (1)
EACH REPORTING PERSON	9.	sole dispositive power 0
WITH	10.	shared dispositive power 27,850,460 (1)
11.		aggregate amount beneficially owned by each reporting person 27,850,460 (1)
12.	check box if the aggregate amount in row (11) excludes certain shares	☐
13.		percent of class represented by amount in row (11) 32.4% (2)
14.		type of reporting person PN

(1) Consists of 27,850,460 shares held of record by SoftBank Vision Fund (AIV M1) L.P.

(2) Calculated based upon 85,928,193 shares of common stock outstanding as of March 4, 2019, as reported in the issuer’s Annual Report on Form 10-K for the year ended December 31, 2018, as filed with the Securities and Exchange Commission on March 19, 2019.

CUSIP NO. 40131M109

1.		names of reporting persons i.r.s. identification nos. of above persons (entities only) SB INVESTMENT ADVISERS (UK) LIMITED
2.	check the appropriate box if a member of a group	(a) ☐ (b) ☐
3.		sec use only
4.		source of funds AF
5.		check if disclosure of legal proceedings is required pursuant to items 2(d ) or 2(e) ☐
6.		citizenship or place of organization UNITED KINGDOM
NUMBER OF	7.	sole voting power 0
SHARES BENEFICIALLY OWNED BY	8.	shared voting power 27,850,460 (1)
EACH REPORTING PERSON	9.	sole dispositive power 0
WITH	10.	shared dispositive power 27,850,460 (1)
11.		aggregate amount beneficially owned by each reporting person 27,850,460 (1)
12.	check box if the aggregate amount in row (11) excludes certain shares	☐
13.		percent of class represented by amount in row (11) 32.4% (2)
14.		type of reporting person OO

(1) Consists of 27,850,460 shares held of record by SoftBank Vision Fund (AIV M1) L.P. SB Investment Advisers (UK) Limited has been appointed as alternative investment fund manager, or AIFM, of SoftBank Vision Fund (AIV M1) L.P., and is exclusively responsible for managing SoftBank Vision Fund (AIV M1) L.P. in accordance with the Alternative Investment Fund Managers Directive and is authorized and regulated by the UK Financial Conduct Authority accordingly. As AIFM of SoftBank Vision Fund (AIV M1) L.P., SB Investment Advisers (UK) Limited is exclusively responsible for making all decisions related to the acquisition, structuring, financing and disposal of SoftBank Vision Fund (AIV M1) L.P.’s Investments.

(2) Calculated based upon 85,928,193 shares of common stock outstanding as of March 4, 2019, as reported in the issuer’s Annual Report on Form 10-K for the year ended December 31, 2018, as filed with the Securities and Exchange Commission on March 19, 2019.

CUSIP NO. 40131M109

Introductory Note

This statement on Schedule 13D (“Schedule 13D”) is being filed as a result of the transfer of 2,033,990 shares of Common Stock of Guardant Health, Inc. from SoftBank Group Capital Limited (“SBGC”) to SoftBank Vision Fund (AIV M1) L.P., on March 12, 2019 in a private sale transaction as further described below. The transferred shares will remain subject to a lock-up agreement substantially the same as the Lock-Up Agreement dated June 28, 2018, by and among SBGC, J.P. Morgan, BAML, and the Issuer.

This Schedule 13D is filed jointly by the undersigned Reporting Persons (as defined in Item 2 below), and entirely supersedes, amends and restates as to each of such Reporting Persons the previous statement on Schedule 13G filed with the Securities and Exchange Commission on February 13, 2019.

Item 1.  Security and Issuer

This Schedule 13D relates to the common stock, par value $.00001 per share (the “Common Stock”), of Guardant Health, Inc., a Delaware corporation (“Guardant” or the “Issuer”). The address of the principal executive office of the Issuer is 505 Penobscot Dr., Redwood City, California 94063.

Item 2.  Identity and Background

This Schedule 13D is being filed jointly by:

A.	Softbank Vision Fund (AIV M1) L.P., a limited partnership organized under the laws of Delaware (“SVF”), whose principal office and principal business address is 251 Little Falls Drive, Wilmington, Delaware 19808. SVF’s principal business is to make investments in the global technology industry; and

B.	SB Investment Advisers (UK) Limited, a limited liability partnership organized under the laws of the United Kingdom (“SBIA UK”), and together with SVF, the “Reporting Persons”), whose principal office and principal business address is 69 Grosvenor St, Mayfair, London W1K 3JW. SBIA UK’s principal business is to serve as the investment manager of certain investment funds.

SVF GP (Jersey) Limited, a limited liability partnership organized under the laws of Jersey (“SVF GP”), is the general partner of SVF, and is wholly owned by Softbank Group Corp., a private limited company organized under the laws of Japan (“SBG”).

SBIA UK is the sole manager of SVF, and is wholly-owned by SBG; however, SBG neither controls, nor has the power to control, the investment decisions that SBIA UK makes for SVF. SBG expressly disclaims beneficial ownership of the Common Stock of the Issuer.

The Board of Directors of SBIA UK is comprised of Rajeev Misra, Saleh Romeih and Ruwan Weerasekera (together “SBIA UK’s Executive Officers and Directors”). The investment committee for SBIA UK is comprised of Masayoshi Son, Rajeev Misra and Saleh Romeih. Rajeev Misra, a citizen of the United Kingdom, is a Director of SBG and CEO of SBIA UK. Saleh Romeih, a citizen of France, is a Managing Partner of SBIA UK. Ruwan Weerasekera, a citizen of the United Kingdom, is the Chief Operating Officer at SBIA UK. The business address for each of them is c/o SB Investment Advisers (UK) Limited, 69 Grosvenor St Mayfair, London W1K 3JW.

CUSIP NO. 40131M109

SBIA UK has been appointed as alternative investment fund manager (“AIFM”) of SVF, and is exclusively responsible for managing SVF in accordance with the Alternative Investment Fund Managers Directive and is authorized and regulated by the UK Financial Conduct Authority accordingly. As AIFM of SVF, SBIA UK is exclusively responsible for making all decisions related to the acquisition, structuring, financing and disposal of SVF’s Investments.

As a result of the relationships described in this Schedule 13D, SBIA UK and SVF may be deemed to be a group for purposes of Section 13(d) of the Securities Exchange Act of 1934. SBIA UK as AIFM of SVF may be deemed to have voting and/or dispositive power with respect to the shares of Common Stock of the Issuer held of record by SVF. SBIA UK expressly disclaims beneficial ownership of such shares, and this Schedule 13D shall not be deemed an admission that any reporting person is the beneficial owner of such shares for purposes of the Act or for any other purpose.

During the last five (5) years, none of the Reporting Persons, and neither SVF GP, nor any of SBIA UK’s Executive Officers and Directors, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

The Reporting Persons have entered into a Joint Filing Agreement, dated March 22, 2019, attached hereto as Exhibit 99.1, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Item 3.	Source and Amount of Funds or Other Consideration

This Schedule 13D relates to the transfer for value by SBGC to SVF of 2,033,990 shares of the Issuer’s Common Stock, for an aggregate purchase price of US $20,000,000 (the “Transfer”). The source of the funds to pay the purchase price of the Transfer by SVF was working capital resources of SVF.

Item 4.	Purpose of Transaction

This Schedule 13D relates to the Transfer.

The Reporting Persons acquired the shares of Common Stock in the Transfer, and the other shares of Common Stock they already beneficially own, in order to obtain an equity position in the Issuer. The Reporting Persons acquired the shares of Common Stock in the Transfer described in Item 3, and hold the securities of Guardant currently beneficially owned by them for general investment purposes. They retain the right to change their investment intent, at any time. The Reporting Persons intend to review on a continuing basis their investment in such shares of Common Stock in light of the factors discussed below.

The Reporting Persons may from time to time, subject to the continuing evaluation of the factors discussed herein, acquire additional shares of Common Stock in the open market or in privately negotiated transactions, or by tender offer, exchange offer or otherwise. Any such actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the availability of shares for purchase and the price levels of such shares, general market and economic conditions; on-going evaluation of the Issuer’s business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; the actions of the management and the Board of Directors of the Issuer; and other future developments. Depending on the factors discussed herein, the Reporting Persons may, from time to time, retain or sell all or a portion of the shares of Common Stock in the open market or in privately negotiated transactions, subject to any applicable restrictions or lock-up agreements, including the Lock-Up Waiver and the Lock-Up Agreement.

CUSIP NO. 40131M109

Except as set forth above, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

a)	Amount Beneficially Owned:

i.	SVF: 27,850,460 *

ii.	SBIA UK: 27,850,460 **

Percent of Class:

i.	SVF: 32.4% ***

ii.	SBIA UK: 32.4% ***

b)	Number of shares as to which each such person has:

i.	Sole power to vote or to direct the vote:

■	SVF: None.

■	SBIA UK: None.

ii.	Shared power to vote or to direct the vote:

■	SVF: 27,850,460 *

■	SBIA UK: 27,850,460 **

iii.	Sole power to dispose or to direct the disposition of:

■	SVF: None.

■	SBIA UK: None.

iv.	Shared power to dispose or to direct the disposition of:

■	SVF: 27,850,460 *

■	SBIA UK: 27,850,460 **

* Consists of 27,850,460 shares held of record by SVF.

** Consists of 27,850,460 shares held of record by SVF. SBIA UK has been appointed as alternative investment fund manager, or AIFM, of SVF, and is exclusively responsible for managing SVF in accordance with the Alternative Investment Fund Managers Directive and is authorized and regulated by the UK Financial Conduct Authority accordingly. As AIFM of SVF, SBIA UK is exclusively responsible for making all decisions related to the acquisition, structuring, financing and disposal of SVF’s Investments.

*** Calculated based upon 85,928,193 shares of common stock outstanding as of March 4, 2019, as reported in the issuer’s Annual Report on Form 10-K for the year ended December 31, 2018, as filed with the Securities and Exchange Commission on March 19, 2019.

CUSIP NO. 40131M109

c)	To the best knowledge of the Reporting Persons, and except as described in Item 3 herein, none of the Reporting Persons, and neither SVF GP, nor any of SBIA UK’s Executive Officers and Directors, has effected any transactions in the Common Stock during the past 60 days.

d)	No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, with respect to shares of Common Stock beneficially owned by the Reporting Persons.

e)	Inapplicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The shares subject to the Transfer were initially acquired by SBGC as shares of the Issuer’s Series D Preferred Stock in a private placement transaction, and subsequently converted into 2,033,990 shares of the Issuer’s Common Stock. SBGC and SVF are investor parties to an Amended and Restated Investors’ Rights Agreement, dated May 9, 2017, by and among the Registrant and the investors listed therein, which provides investors (including SVF) with registration rights.

In connection with the Transfer, SBGC entered into a Lock-Up Waiver Agreement (the “Lock-Up Waiver”) dated November 9, 2018 by and among J.P. Morgan Securities LLC (“J.P. Morgan”), Merrill Lynch, Pierce, Fenner & Smith Incorporated (“BAML”), and SBGC, pursuant to which the shares subject to the Transfer are to remain subject to a substantially similar lock-up agreement when held by SVF as that certain Lock-Up Agreement dated June 28, 2018, by and among SBGC, J.P. Morgan, BAML, and the Issuer (the “Lock-Up Agreement”).

Except for the agreements described above, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, among the persons enumerated in Item 2, or between them and any other person, with respect to any securities of Guardant, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than proceeds, standard default and similar provisions contained in loan agreements.

Item 7.	Material to be Filed as Exhibits

99.1	Joint Filing Agreement

99.2	Lock-Up Agreement

99.3	Lock-Up Waiver

99.4	Amended and Restated Investors’ Rights Agreement, dated May 9, 2017, by and among the Registrant and the investors listed therein [Incorporated by Reference: Exhibit 10.1 to Form S1 filed by the Issuer on September 5, 2018]

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 22, 2019

Softbank Vision Fund (AIV M1) L.P.

By:	/s/ Brian Wheeler
Name: Brian Wheeler Title: General Counsel of SB Investment Advisers (UK) Limited, Manager of SoftBank Vision Fund (AIV M1) L.P.

SB Investment Advisers (UK) Limited

By:	/s/ Brian Wheeler
Name: Brian Wheeler Title: General Counsel of SB Investment Advisers (UK) Limited

EXHIBITS

99.1	Joint Filing Agreement

99.2	Lock-Up Agreement

99.3	Lock-Up Waiver

99.4	Amended and Restated Investors’ Rights Agreement, dated May 9, 2017, by and among the Registrant and the investors listed therein [Incorporated by Reference: Exhibit 10.1 to Form S1 filed by the Issuer on September 5, 2018]